UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ECHELON CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	000-29748	77-0203595
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

550 Meridian Avenue, San Jose, California	95126
(Address of principal executive offices)	(Zip code)

(408) 938-5200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

With respect to the reporting period from January 1, 2013 to December 31, 2013, Echelon Corporation (the “Company”) has determined that (i) “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) are necessary to the functionality or production of products that the Company has manufactured and contracted to manufacture, and (ii) based upon a reasonable country of origin inquiry, the Company is unable to determine whether and if so, the extent to which any of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (as defined in Section 1, Item 1.01(d)(1) of Form SD) or from recycled or scrap sources.

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and this Specialized Disclosure Report on Form SD (this “Form”), the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.02 to this Form. A copy of this Form and the Conflict Minerals Report are publicly available at http://www.echelon.com/company/investor/corpgov/

Item 1.02	Exhibit

In accordance with Rule 13p-1, and this Form SD, the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.02 to this Form.

Section 2- Exhibits

Item 2.01	Exhibits

Exhibit No.	Description
Exhibit 1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ECHELON CORPORATION

	By:	/s/ William R. Slakey
William R. Slakey Executive Vice President and Chief Financial Officer

Date: May 30, 2014

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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